SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 40)*

Icahn Enterprises L.P.

(Name of Issuer)

Depositary Units Representing Limited Partner Interests

(Title of Class of Securities)

029169 10 9

(CUSIP Number)

Jesse Lynn, Esq.

Icahn Associates LLC

767 Fifth Avenue, 47th Floor

New York, New York 10153

(212) 702-4300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 14, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 029169 10 9

1.	Name of Reporting Person CCI Onshore LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds Not applicable.

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 29,288,688

	8	Shared Voting Power 0

	9	Sole Dispositive Power 29,288,688

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,288,688

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 21.82%

14	Type of Reporting Person OO

SCHEDULE 13D

CUSIP No. 029169 10 9

1	Name of Reporting Person Gascon Partners

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds Not applicable.

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 17,796,627

	8	Shared Voting Power 0

	9	Sole Dispositive Power 17,796,627

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,796,627

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 13.26%

14	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 029169 10 9

1	Name of Reporting Person High Coast Limited Partnership

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds Not applicable.

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 53,648,805

	8	Shared Voting Power 29,288,688

	9	Sole Dispositive Power 53,648,805

	10	Shared Dispositive Power 29,288,688

11	Aggregate Amount Beneficially Owned by Each Reporting Person 82,937,493

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 61.78%

14	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 029169 10 9

1	Name of Reporting Person Highcrest Investors LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds Not applicable.

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 14,525,054

	8	Shared Voting Power 0

	9	Sole Dispositive Power 14,525,054

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,525,054

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 10.82%

14	Type of Reporting Person CO

SCHEDULE 13D

CUSIP No. 029169 10 9

1	Name of Reporting Person Thornwood Associates Limited Partnership

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds Not applicable.

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 5,231,586

	8	Shared Voting Power 0

	9	Sole Dispositive Power 5,231,586

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,231,586

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 3.90%

14	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 029169 10 9

1	Name of Reporting Person Barberry Corp.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds Not applicable.

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 5,231,586

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,231,586

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,231,586

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 3.90%

14	Type of Reporting Person CO

SCHEDULE 13D

CUSIP No. 029169 10 9

1	Name of Reporting Person Starfire Holding Corporation

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds Not applicable.

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 14,525,054

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 14,525,054

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,525,054

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 10.82%

14	Type of Reporting Person CO

SCHEDULE 13D

CUSIP No. 029169 10 9

1	Name of Reporting Person Little Meadow Corp.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds Not applicable.

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 100,734,120

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 100,734,120

11	Aggregate Amount Beneficially Owned by Each Reporting Person 100,734,120

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 75.03%

14	Type of Reporting Person CO

SCHEDULE 13D

CUSIP No. 029169 10 9

1	Name of Reporting Person Carl C. Icahn

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds Not applicable.

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 120,490,760

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 120,490,760

11	Aggregate Amount Beneficially Owned by Each Reporting Person 120,490,760

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 89.75%

14	Type of Reporting Person IN

SCHEDULE 13D

Item 1.         Security and Issuer

The Schedule 13D filed with the U.S. Securities and Exchange Commission (“SEC”) on September 24, 1990, as previously amended (the “Initial 13D”), is hereby further amended to furnish the additional information set forth in this Amendment No. 40 to the Initial 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 5. Interest in Securities of the Issuer

Items 5(a) and 5(b) of the Initial 13D are hereby amended and restated as follows:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 120,490,760 Depositary Units, representing approximately 89.75% of the Issuer’s outstanding Depositary Units (based upon: (i) the 131,481,059 Depositary Units stated to be outstanding as of February 29, 2016 by the Issuer in the Issuer’s Form 10-K filing filed with the Securities and Exchange Commission on February 29, 2016; plus (ii) the 2,771,575 Depositary Units issued to the Reporting Persons by the Issuer on April 12, 2016 in connection with a regular quarterly distribution of Depositary Units by the Issuer).

(b) CCI Onshore has sole voting power and sole dispositive power with respect to 29,288,688 Depositary Units, representing approximately 21.82% of the Issuer’s outstanding Depositary Units (based upon: (i) the 131,481,059 Depositary Units stated to be outstanding as of February 29, 2016 by the Issuer in the Issuer’s Form 10-K filing filed with the Securities and Exchange Commission on February 29, 2016; plus (ii) the 2,771,575 Depositary Units issued to the Reporting Persons by the Issuer on April 12, 2016 in connection with a regular quarterly distribution of Depositary Units by the Issuer). Pursuant to Rule 13d-3(a) under the Exchange Act, each of High Coast, Little Meadow and Mr. Icahn (by virtue of their relationships to CCI Onshore) may be deemed to indirectly beneficially own the Depositary Units which CCI Onshore owns. Each of High Coast, Little Meadow and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

Gascon has sole voting power and sole dispositive power with respect to 17,796,627 Depositary Units, representing approximately 13.26% of the Issuer’s outstanding Depositary Units (based upon: (i) the 131,481,059 Depositary Units stated to be outstanding as of February 29, 2016 by the Issuer in the Issuer’s Form 10-K filing filed with the Securities and Exchange Commission on February 29, 2016; plus (ii) the 2,771,575 Depositary Units issued to the Reporting Persons by the Issuer on April 12, 2016 in connection with a regular quarterly distribution of Depositary Units by the Issuer). Pursuant to Rule 13d-3(a) under the Exchange Act, each of Little Meadow and Mr. Icahn (by virtue of their relationships to Gascon) may be deemed to indirectly beneficially own the Depositary Units which Gascon owns. Each of Little Meadow and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

High Coast has sole voting power and sole dispositive power with respect to 53,648,805 Depositary Units, representing approximately 39.96% of the Issuer’s outstanding Depositary Units (based upon: (i) the 131,481,059 Depositary Units stated to be outstanding as of February 29, 2016 by the Issuer in the Issuer’s Form 10-K filing filed with the Securities and Exchange Commission on February 29, 2016; plus (ii) the 2,771,575 Depositary Units issued to the Reporting Persons by the Issuer on April 12, 2016 in connection with a regular quarterly distribution of Depositary Units by the Issuer). Pursuant to Rule 13d-3(a) under the Exchange Act, each of Little Meadow and Mr. Icahn (by virtue of their relationships to High Coast) may be deemed to indirectly beneficially own the Depositary Units which High Coast owns. Each of Little Meadow and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

Highcrest has sole voting power and sole dispositive power with respect to 14,525,054 Depositary Units, representing approximately 10.82% of the Issuer’s outstanding Depositary Units (based upon: (i) the 131,481,059 Depositary Units stated to be outstanding as of February 29, 2016 by the Issuer in the Issuer’s Form 10-K filing filed with the Securities and Exchange Commission on February 29, 2016; plus (ii) the 2,771,575 Depositary Units issued to the Reporting Persons by the Issuer on April 12, 2016 in connection with a regular quarterly distribution of Depositary Units by the Issuer). Pursuant to Rule 13d-3(a) under the Exchange Act, each of Starfire and Mr. Icahn (by virtue of their relationships to Highcrest) may be deemed to indirectly beneficially own the Depositary Units which Highcrest owns. Each of Starfire and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

Thornwood has sole voting power and sole dispositive power with respect to 5,231,586 Depositary Units, representing approximately 3.90% of the Issuer’s outstanding Depositary Units (based upon: (i) the 131,481,059 Depositary Units stated to be outstanding as of February 29, 2016 by the Issuer in the Issuer’s Form 10-K filing filed with the Securities and Exchange Commission on February 29, 2016; plus (ii) the 2,771,575 Depositary Units issued to the Reporting Persons by the Issuer on April 12, 2016 in connection with a regular quarterly distribution of Depositary Units by the Issuer). Pursuant to Rule 13d-3(a) under the Exchange Act, each of Barberry and Mr. Icahn (by virtue of their relationships to Thornwood) may be deemed to indirectly beneficially own the Depositary Units which Thornwood owns. Each of Barberry and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13D concerning the depositary units representing limited partner interests in Icahn Enterprises L.P., a Delaware limited partnership, is true, complete and correct.

Dated: April 14, 2016

CCI ONSHORE LLC

By:	/s/ Keith Cozza
Name: Keith Cozza
Title: Secretary; Treasurer

GASCON PARTNERS

By: Little Meadow Corp., its managing general partner

By:	/s/ Edward E. Mattner
Name: Edward E. Mattner
Title: President; Authorized Signatory

HIGH COAST LIMITED PARTNERSHIP

By: Little Meadow Corp., its general partner

By:	/s/ Edward E. Mattner
Name: Edward E. Mattner
Title: President; Authorized Signatory

HIGHCREST INVESTORS LLC

By:	/s/ Keith Cozza
Name: Keith Cozza
Title: Vice President

[Signature Page for Amendment No. 40 to Schedule 13D — Icahn Enterprises L.P.]

BARBERRY CORP.

By:	/s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

LITTLE MEADOW CORP.

By:	/s/ Edward E. Mattner
Name: Edward E. Mattner
Title: President; Authorized Signatory

STARFIRE HOLDING CORPORATION

By:	/s/ Keith Cozza
Name: Keith Cozza
Title: Authorized Signatory

THORNWOOD ASSOCIATES LIMITED PARTNERSHIP

By: Barberry Corp., its general partner

By:	/s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page for Amendment No. 40 to Schedule 13D — Icahn Enterprises L.P.]